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Emerging Markets Growth Fund, Inc.
333 South Hope Street, 31st Floor
Los Angeles, California 90071

Phone: (213) 486-9516
Fax: (213) 486-9034
Email: LDDN@capgroup.com

Laurie D. Neat
Assistant Secretary

October 14, 2010

Ms. Laura Hatch
Office of Disclosure
Division of Investment Management
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

Re:  Emerging Markets Growth Fund, Inc. (“EMGF” or the “Fund”)
    File Nos: 811-04692; 333-74995

Dear Ms. Hatch:

    This letter is in response to verbal comments we received from you on September 17, 2010 to EMGF’s Post-Effective Amendment No. 14 to the Registration Statement under the Securities Act of 1933 and No. 45 under the Investment Company Act of 1940, filed on August 24, 2010.

    Our responses to your comments are set forth below.  We will incorporate any changes to EMGF’s Registration Statement in a filing pursuant to Rule 485(b) to be automatically effective on October 28, 2010.

Prospectus:

1.    Principal Investment Strategies; Investment Objective, Strategies and Risks

(a)           Comment:
Please use the term “emerging markets” in lieu of, or in addition to, the term “developing countries” in order to align it with the name of the Fund.

Response:
We will reflect that “developing countries” are also known as “emerging markets.”

(b)           Comment:
Please include a definition of “equity securities.”

Response:
We will further describe the types of securities that would fall within the definition of “equity securities.”

2.    Investment Results

Comment:
Please delete or move to a later section in the prospectus the following sentences: “Returns for the MSCI Emerging Markets Index (stacked) were calculated using the MSCI Emerging Markets Index with gross dividends from December 31, 1987 to December 31, 2000 and with net dividends from January 1, 2001 to November 30, 2007, and using the MSCI Emerging Markets Investable Markets Index with net dividends thereafter.  The indices are unmanaged and do not reflect the effect of sales charges, commissions or expenses.”

Response:
We will either delete or move the above sentences to a section of the prospectus following Item 8.

3.     Purchase and Sale of Fund Shares

Comment:
Please paraphrase and move the first paragraph regarding the Fund’s redemption policy to the last paragraph in the section.

Response:
We will delete the first paragraph and revise the final paragraph in that section to briefly incorporate a reference to the fact that the Fund sells its shares on the last business day of the week and the month and redeems its shares at monthly intervals.  We may add some of the deleted detail to a later section of the prospectus following Item 8.

4.     Financial Intermediary Compensation

Comment:
Please confirm that neither the Fund, nor its related companies, pay financial intermediaries for the sale of Fund shares or related services.

Response:
The Fund is not sold through third party broker-dealers or other financial intermediaries. We confirm that neither the Fund, nor its related companies, pay financial intermediaries for the sale of Fund shares or related services.

Annual Report:

1.   Notes to the Financial Statements

      Comment:
      For future filings, revise the sentence in footnote number 3 regarding the frequency of calculating the Fund’s net asset value, to be consistent with the Fund’s prospectus.

      Response:
      Going forward, we will ensure that the shareholder report reflects that the Fund’s net asset value is calculated on the last day of the week and last business day of the month.

      Thank you for your consideration of our response to your comments.  If you have any questions, please do not hesitate to contact me at (213) 486-9516 or Walt Burkley at (213) 452-2060.

Sincerely,

/s/ Laurie Neat

Laurie Neat
Assistant Secretary

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